Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for June 2025

Passenger traffic increased year-on-year by 1.7% in Colombia, and decreased by 2.8% in Mexico and 3.3% in Puerto Rico.

Mexico City, July 7, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for June 2025 reached a total of 6.0 million passengers, representing a decrease of 1.8% compared to June 2024.

Passenger traffic presented year-one-year increases of 1.7% in Colombia, while it declined 2.8% in Mexico and 3.3% in Puerto Rico. Passenger traffic growth in Colombia was driven by an increase of 13.3% in international traffic that more than offset a 1.4% decrease in domestic traffic. Mexico reported decreases of 3.4% in international traffic and 2.1% in domestic traffic. Puerto Rico reported an increase of 9.2% in international traffic and a decrease of 5.1% in domestic traffic.

All figures in this statement reflect comparisons between the period from June 1 to 30, 2025 and from June 1 to 30, 2024. Figures excluded transit and general aviation passengers for Mexico and Colombia.

Passenger Traffic Summary
	June		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	3,357,243	3,263,212	(2.8)	21,690,050	20,961,666	(3.4)
Domestic Traffic	1,639,792	1,604,913	(2.1)	9,512,090	9,515,953	0.0
International Traffic	1,717,451	1,658,299	(3.4)	12,177,960	11,445,713	(6.0)
San Juan, Puerto Rico	1,297,862	1,254,753	(3.3)	6,731,260	7,189,182	6.8
Domestic Traffic	1,133,730	1,075,439	(5.1)	6,008,924	6,351,148	5.7
International Traffic	164,132	179,314	9.2	722,336	838,034	16.0
Colombia	1,448,982	1,474,224	1.7	7,903,243	8,185,796	3.6
Domestic Traffic	1,138,556	1,122,388	(1.4)	6,198,665	6,252,031	0.9
International Traffic	310,426	351,836	13.3	1,704,578	1,933,765	13.4
Total Traffic	6,104,087	5,992,189	(1.8)	36,324,553	36,336,644	0.0
Domestic Traffic	3,912,078	3,802,740	(2.8)	21,719,679	22,119,132	1.8
International Traffic	2,192,009	2,189,449	(0.1)	14,604,874	14,217,512	(2.7)

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Mexico Passenger Traffic
		June		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,639,792	1,604,913	(2.1)	9,512,090	9,515,953	0.0
CUN	Cancun	870,730	828,705	(4.8)	4,864,912	4,818,673	(1.0)
CZM	Cozumel	20,142	23,850	18.4	118,724	123,869	4.3
HUX	Huatulco	60,673	50,382	(17.0)	356,146	323,306	(9.2)
MID	Merida	269,315	279,926	3.9	1,598,902	1,656,613	3.6
MTT	Minatitlan	12,912	12,463	(3.5)	66,770	74,635	11.8
OAX	Oaxaca	117,346	119,886	2.2	741,286	771,340	4.1
TAP	Tapachula	47,160	39,223	(16.8)	299,428	251,712	(15.9)
VER	Veracruz	127,038	141,113	11.1	747,034	815,299	9.1
VSA	Villahermosa	114,476	109,365	(4.5)	718,888	680,506	(5.3)
International Traffic		1,717,451	1,658,299	(3.4)	12,177,960	11,445,713	(6.0)
CUN	Cancun	1,606,132	1,558,510	(3.0)	11,373,638	10,663,780	(6.2)
CZM	Cozumel	37,157	27,451	(26.1)	309,150	238,103	(23.0)
HUX	Huatulco	2,660	1,926	(27.6)	99,905	97,006	(2.9)
MID	Merida	31,427	31,718	0.9	188,596	204,345	8.4
MTT	Minatitlan	685	613	(10.5)	3,394	3,539	4.3
OAX	Oaxaca	22,764	19,822	(12.9)	115,398	133,204	15.4
TAP	Tapachula	1,069	1,481	38.5	6,450	12,283	90.4
VER	Veracruz	13,061	13,972	7.0	64,456	72,106	11.9
VSA	Villahermosa	2,496	2,806	12.4	16,973	21,347	25.8
Traffic Total Mexico		3,357,243	3,263,212	(2.8)	21,690,050	20,961,666	(3.4)
CUN	Cancun	2,476,862	2,387,215	(3.6)	16,238,550	15,482,453	(4.7)
CZM	Cozumel	57,299	51,301	(10.5)	427,874	361,972	(15.4)
HUX	Huatulco	63,333	52,308	(17.4)	456,051	420,312	(7.8)
MID	Merida	300,742	311,644	3.6	1,787,498	1,860,958	4.1
MTT	Minatitlan	13,597	13,076	(3.8)	70,164	78,174	11.4
OAX	Oaxaca	140,110	139,708	(0.3)	856,684	904,544	5.6
TAP	Tapachula	48,229	40,704	(15.6)	305,878	263,995	(13.7)
VER	Veracruz	140,099	155,085	10.7	811,490	887,405	9.4
VSA	Villahermosa	116,972	112,171	(4.1)	735,861	701,853	(4.6)

US Passenger Traffic, San Juan Airport (LMM)
	June		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	1,297,862	1,254,753	(3.3)	6,731,260	7,189,182	6.8
Domestic Traffic	1,133,730	1,075,439	(5.1)	6,008,924	6,351,148	5.7
International Traffic	164,132	179,314	9.2	722,336	838,034	16.0

Colombia Passenger Traffic Airplan
		June		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,138,556	1,122,388	(1.4)	6,198,665	6,252,031	0.9
MDE	Rionegro	869,419	856,978	(1.4)	4,608,240	4,730,211	2.6
EOH	Medellin	96,402	98,304	2.0	598,870	561,899	(6.2)
MTR	Monteria	125,222	117,416	(6.2)	721,395	681,576	(5.5)
APO	Carepa	14,555	15,103	3.8	87,649	85,836	(2.1)
UIB	Quibdo	30,076	31,405	4.4	166,561	164,681	(1.1)
CZU	Corozal	2,882	3,182	10.4	15,950	27,828	74.5
International Traffic		310,426	351,836	13.3	1,704,578	1,933,765	13.4
MDE	Rionegro	310,426	351,836	13.3	1,704,578	1,933,765	13.4
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,448,982	1,474,224	1.7	7,903,243	8,185,796	3.6
MDE	Rionegro	1,179,845	1,208,814	2.5	6,312,818	6,663,976	5.6
EOH	Medellin	96,402	98,304	2.0	598,870	561,899	(6.2)
MTR	Monteria	125,222	117,416	(6.2)	721,395	681,576	(5.5)
APO	Carepa	14,555	15,103	3.8	87,649	85,836	(2.1)
UIB	Quibdo	30,076	31,405	4.4	166,561	164,681	(1.1)
CZU	Corozal	2,882	3,182	10.4	15,950	27,828	74.5

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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